UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 2, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                 No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 September 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 8 September 2020 entitled ‘VODAFONE FOUNDATION TO INVEST US$28M (€23.7M) TO EXPAND ‘AMBULANCE TAXI’ PROGRAMME IN AFRICA’.

3.	A Stock Exchange Announcement dated 11 September 2020 entitled ‘VANTAGE TOWERS CAPITAL MARKETS DAY TO BE HELD ON 17 NOVEMBER 2020’.

4.	A Media Announcement dated 11 September 2020 entitled ‘VODAFONE BECOMES UK’S TOP CONTRIBUTOR OF COMPUTER PROCESSING POWER IN WAR AGAINST COVID-19’.

5.	A Stock Exchange Announcement dated 14 September 2020 entitled ‘VODAFONE STATEMENT REGARDING VODAFONE EGYPT’.

6.	A Stock Exchange Announcement dated 23 September 2020 entitled ‘VODAFONE EMBEDS PURPOSE COMMITMENTS IN ITS SUPPLY CHAIN’.

7.	A Media Announcement dated 24 September 2020 entitled ‘VODAFONE ‘SMART’ PRODUCT RECALL SYSTEM ALLOWS MANUFACTURERS TO WARN CONSUMERS OF FAULTY GOODS’.

RNS Number : 4978X
Vodafone Group Plc

01 September 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 August 2020:

Vodafone’s issued share capital consists of 28,816,829,518 ordinary shares of US$0.20 20/21 of which 1,985,093,775 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,831,735,743. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number : 3500Y

Vodafone Group Plc

08 September 2020

8 September 2020

VODAFONE FOUNDATION TO INVEST US$28M (€23.7M) TO EXPAND ‘AMBULANCE TAXI’ PROGRAMME IN AFRICA

•	M-mama, a groundbreaking emergency transport system utilising mobile technology and mobile money system M-Pesa* to reduce maternal and neonatal mortality rates, will expand into Lesotho and other sub-Saharan African countries.

•	In Tanzania, m-mama has helped to reduce regional maternal mortality by 27%, transporting 8,800 high risk women and 1,950 newborn children to hospital over the past five years.

•	The expansion could provide lifesaving care to 8,500 pregnant women and their children over the next four years in Lesotho.

Vodafone Foundation is committing US$28 million (€23.7 million) to expand its m-mama ‘ambulance taxi’ programme beyond Tanzania for the first time to Lesotho and other sub-Saharan African countries.

The programme will initially expand to Lesotho, with a co-investment of US$4.5 million (€3.8 million) by the Foundation and the Government of Lesotho to introduce m-mama across the country through the Ministry of Health.

Lesotho has one of the highest rates of maternal mortality in the world, and the programme could potentially save 200 lives over the next four years alone.

Joakim Reiter, Chief External and Corporate Affairs Officer for Vodafone Group and a Vodafone Foundation Trustee said:

“Vodafone Foundation shares the commitment of the Government of Lesotho to reduce maternal mortality and contribute to the UN’s health goal. Our long-term investment of US$28 million to expand m-mama within sub-Saharan Africa will save the lives of thousands of women through an emergency service that governments can afford to sustain.”

Hon. Motlatsi Maqelepo, Lesotho Minister of Health said:

“The Government of Lesotho is proud to partner with Vodafone Foundation on this groundbreaking project to save the lives of thousands of women and children from maternal deaths in Lesotho. This is a reflection of the Government of Lesotho’s commitment to improving not only the quality of life of the women and children, but that of preserving this nation for years to come.”

M-mama emergency services started in 2015 in Tanzania with the support of the government and other partners. It provides a toll free number and 24/7 call centre to connect women who experience complications in pregnancy, labour, or with a newborn, to either an ambulance or to a fleet of ‘ambulance taxis’.

Local taxi drivers are trained to handle the transportation of obstetric emergencies, and given the equipment they need to get patients safely to hospital. A woman in distress telephones a free 24/7 call centre and either an ambulance or the nearest ambulance taxi is dispatched. The ambulance taxi driver is identified through the m-mama mobile app then paid electronically using M-Pesa once safely at the hospital, at no cost to the women being transported.

The situation in Lesotho

The maternal mortality rate in Lesotho is six times higher than the UN’s 2030 target, with 487 deaths per 100,000 live births, meaning around 272 women die every year in pregnancy or childbirth.

Vodafone Foundation will establish three call centres to cover the entire country 24 hours a day and will provide technical expertise to get the system up and running. The Lesotho government is committing health staff and an increasing percentage of the transport costs to ensure that the programme is entirely sustained, within existing health budgets, over the next four years when it could provide lifesaving care to around 8,500 women.**

Reducing maternal mortality is the number one health priority in the United Nation’s (UN) Sustainable Development Goals, because many women in rural areas continue to lack adequate access to antenatal care and delivery services.

In the first two districts where m-mama operates in Tanzania – Sengerema and Shinyanga, which cover an area larger than Belgium – research showed that the programme reduced maternal mortality by 27%. 8,800 high-risk pregnant women and 1,950 newborn children have been transported to hospital in this way, equivalent to three times the number of emergencies transported prior to the service’s inception in 2015. M-mama has saved the lives of around 500 women over the past five years using a fleet of 100 ambulance taxis that have reduced the journey time to hospital over poor quality local roads by up to 45 minutes compared to an ambulance.

Vodafone Foundation and Vodafone Group have made a long-term sustained commitment to support maternal health through a number of programmes in sub-Saharan Africa. Since 2010, Vodafone Foundation has managed over US$24 million (€20.3 million) of philanthropic investment with over 1 million women, girls and babies receiving lifesaving treatment, transport, medical care and health education.

The work between Vodafone Foundation and the government of Lesotho will build upon the successful handover of the M-HIT mobile clinic programme, which was established by Vodafone Foundation and partners and then taken over by the government in 2018. The programme brought basic primary health care and paediatric HIV services to 200 villages, providing 57,000 children with primary health services over three years and leading to a 160% increase in HIV testing, diagnosis and uptake of life-saving treatment. Thanks to the Lesotho government’s commitment, the programme will now provide long term support to those communities.

- ends –

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

Notes to Editors

*M-Pesa was introduced by Vodafone in 2007 and is now Africa’s most popular payments platform with 41.5 million customers across seven countries safely, securely and conveniently completing 12.2 billion transactions a year using their mobile devices.

**The World Health Organization estimates that 10% of pregnancies will end up being an emergency situation. Around half of those women in Lesotho are likely to need transport to hospital.

Multimedia assets: available for download here

About Vodafone Group

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa. We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more. As at 30 June 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future. We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet.

That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

About Vodafone Foundation

Vodafone Foundation is at the centre of a network of global and local social investment programmes. Vodafone Foundation’s Connecting for Good programme combines charitable giving and technology to make a difference in the world. Vodafone Foundation is an independent UK registered charity, registered charity number 1089625.

For more information, please visit www.vodafonefoundation.org

RNS Number : 6737Y

Vodafone Group Plc

11 September 2020

Vodafone Group Plc ⫶ Vantage Towers CMD

11 September 2020

Vantage Towers Capital Markets Day to be held on 17 November 2020

The Vantage Towers management team will be hosting a Capital Markets Day on 17 November, which will cover the strategy, operations and selected financial information of the business (the "CMD").

Vantage Towers is Europe's leading tower infrastructure operator, with over 68,000 towers across 9 markets, and #1 or #2 market positions by number of sites in almost all markets. Vantage Towers has highly secure, predictable cash flows typically with inflation-linked adjustments, underpinned by long-term contractual arrangements, with highly rated tenants, including Vodafone as the anchor tenant.

Vantage Towers currently has a tenancy ratio of 1.5x across the portfolio, with compelling structural growth opportunities from mobile coverage obligations and increasing end-user demand for data, with potential to expand into adjacent services and through targeted M&A. Vantage Towers supports Europe's digitalisation by establishing and maintaining extensive, high quality and resilient networks, which form the backbone of digital services and a sustainable digital society.

The CMD will be a virtual only event comprising presentation materials and on-demand webcasts available from 7am GMT on 17 November 2020, followed by a live webcast Q&A session at 2pm GMT on 17 November 2020. No registration is required in advance and all information will be available via the Vodafone investor website (investors.vodafone.com) and the Vantage Towers website (vantagetowers.com).

To accommodate the CMD, Vodafone Group Plc FY21 interim results will now be released on 16 November 2020.

Important Notice

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This report contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "will". By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement. Subject to compliance with applicable law and regulations, neither Vodafone or Vantage Towers intends to update these forward-looking statements and does not undertake any obligation to do so.

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Vodafone Group Plc

11 September 2020

11 September 2020

VODAFONE BECOMES UK’S TOP CONTRIBUTOR OF COMPUTER PROCESSING POWER IN WAR AGAINST COVID-19

Plans in place to become a top 10 global contributor

Vodafone is now the UK’s number one daily contributor to the World Community Grid – the leading global volunteer-led organisation of nearly 790,000 individuals and organisations donating computing processing power to advance scientific research into human health, poverty and sustainability.

Within a few months, we aim to become a top ten daily contributor worldwide and look at ways to contribute more spare processing power as we accelerate the migration of our core networks and IT to the cloud. This frees up redundant hardware and extra spare capacity from new virtual machines (which emulate industrial computers) to donate to the grid, while still being able to drive our 5G services and Internet of Things (IoT) activities.

As a large contributor to the grid, we enable scientists signed up to the service to run more complex computer simulations than any other member in the UK. What started nine years ago with Sami Gabriel, a Distinguished Engineer at Vodafone Group’s Research & Development centre, donating the processing power of a single computer system, has grown exponentially. The team has continually added hardware over the decade and is now contributing the equivalent of around two and half years of spare processing power every day.

Vodafone Group Chief Technology Officer Johan Wibergh said: “With this project and others we are helping academics and scientists complete their research within months as opposed to years, and at the same time, tackle the growing global concern about technology trash from discarded PCs, electronics and phones.

“As we move the remaining 50% of our European network to the cloud using faster and more energy efficient virtual machines, we will either reuse, recycle or resell redundant hardware.”

20-years ago when supercomputers were the size of a small building and cost a fortune, academics and researchers could only dream of using them for their own work. Then with good connectivity came the concept of grid computing where the combined efforts of a geographically distributed network of many smaller computers can deliver the processing power of a super-computer.

Having helped on projects from mapping rainfall in Africa to combating childhood cancer and AIDS, the Vodafone R&D team more recently focussed their attention on the fight against COVID-19. They have contributed more than 75 years of computing resources in just a few months to assists scientists at Scripps Research, which is conducting molecular modelling simulations to look for possible candidates for the development of treatments for COVID-19. Only this week, we connected another computer, internally called ‘Work Horse 01’, which singly is donating 80 days of processing power every 24 hours.

Vodafone is helping humanitarian science on two fronts. In addition to being an active member of the World Community Grid, we also developed DreamLab with the Vodafone Foundation, a specialist app that allows our mobile customers in 16 countries to offer the processing power of their smartphones while they sleep to speed up cancer and coronavirus research.

Vodafone Green Network

Today’s announcement follows Vodafone’s recent pledge to power our European network with 100% renewable electricity no later than July 2021. This will create a Green Gigabit Net for customers across 11 markets that will grow sustainably using only power from wind, solar or hydro sources.

About The World Community Grid

The World Community Grid enables anyone with a computer, smartphone or tablet to donate their unused computing power to advance cutting-edge scientific research. The World Community Grid has supported 31 research projects to date, including searches for more effective treatments for cancer, HIV/AIDS and neglected tropical diseases. Other projects are looking for low-cost water filtration systems and new materials for capturing solar energy efficiently.

- ends -

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa.  We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more.  As at 31 March 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future.  We are optimistic about how technology and connectivity can enhance the future and improve people's lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com

About Vodafone Foundation

Vodafone Foundation is at the centre of a network of global and local social investment programmes. Vodafone Foundation’s Connecting for Good programme combines charitable giving and technology to make a difference in the world. Vodafone Foundation is an independent UK registered charity, registered charity number 1089625.

For more information, please visit www.vodafonefoundation.org

RNS Number : 8206Y

Vodafone Group Plc

14 September 2020

14 September 2020

VODAFONE STATEMENT REGARDING VODAFONE EGYPT

Vodafone Group Plc ("Vodafone") announces that due diligence has been substantively completed with respect to the potential sale of its 55% stake in Vodafone Egypt to Saudi Telecom Company ("stc"). Despite the expiry of the Memorandum of Understanding, Vodafone remains in discussion with stc to finalise the transaction in the near future.

Vodafone now looks to stc and Telecom Egypt to find a suitable agreement to enable the transaction to close.

- ends -

For more information, please contact:
Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa.  We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more.  As at 30 June 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future.  We are optimistic about how technology and connectivity can enhance the future and improve people's lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

RNS Number : 7948Z

Vodafone Group Plc

23 September 2020

23 September 2020

VODAFONE EMBEDS PURPOSE COMMITMENTS IN ITS SUPPLY CHAIN

20% of supplier selection criteria now based on commitments to diversity and the environment

Vodafone Group will evaluate suppliers on their commitments to diversity, inclusion and the environment when they tender for new work, ensuring that Vodafone's supply chain contributes towards Vodafone's purpose to improve the lives of 1 billion people, while halving its environmental impact by 2025.

From October 2020, a supplier's 'purpose' will account for 20% of the evaluation criteria for a 'Request For Quotation' (RFQ) to provide Vodafone with products or services. Suppliers will be assessed on their commitment and performance to diversity & inclusion, the environment and health & safety in categories where it is a risk.

Vodafone Group CFO Margherita Della Valle said: "We want Vodafone's supply chain partners to be aligned with and support our desire to build a resilient, sustainable and inclusive digital society. From October 2020, we are evolving our vendor assessment criteria to give significant weighting to our suppliers' commitments on diversity, inclusion and the environment.

"We will be providing practical support for our smaller suppliers, providing help and tools to ensure that vendors of all sizes have the opportunity to align with our purpose when we consider them for contracts."

For new tenders, suppliers will be asked to demonstrate policies and procedures that support diversity in the workplace, including gender, ethnicity, LGBT+, age and disability criteria. This will include policies on equal pay, and whether suppliers have publicly reported targets in relation to the percentage of female employees company-wide and at senior management levels.

The RFQ process will examine whether suppliers have environmental policies to address carbon reduction, renewable energy, plastic reduction, circular economy and product lifecycle. Vodafone will ask suppliers whether they publicly report their carbon emissions to CDP, a global organisation that supports companies to identify and disclose their environmental impact. Vodafone will also examine supplier commitments to a Science Based Target for carbon emission reductions, whether they plan to use renewable energy, or can demonstrate a Life Cycle Assessment for their products and services.

On tenders where health and safety issues are in scope, such as high-risk work, this will account for 10%, and diversity & inclusion and environmental criteria will account for 5% each.

In July 2020, Vodafone concluded two pilots for major tenders with global, local and SME suppliers, confirming that the revised vendor selection criteria successfully favour those with the highest commitment and action on diversity and the environment.

To allow SMEs and smaller, local companies to compete against larger corporations, Vodafone will introduce positive scoring for that group of suppliers if they commit to introducing policies that align with Vodafone's purpose. In this way, we aim to drive positive change in the supply chain. Vodafone will also support SMEs through a hub on www.vodafone.com, containing guidance, tools, templates and training.

In addition, Vodafone has introduced an 'Innovation Fast Lane' scheme to help with cashflow for small, innovative technology start-ups. This has simplified contracting and enables lower payment terms, capped at a maximum of 21 days from the date of receipt of invoice.

Today's announcement supports Vodafone's aim of building a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet.

Vodafone believes in a connected digital society, where data flows at speed, connecting people, communities and things to the internet like never before. Gigabit networks, IoT and mobile financial services enable incredible innovation and technologies to be developed to help make our lives easier, healthier, smarter and more fulfilling.

Recent events have shown us the importance of being connected. Equal opportunities are created when people of all ages, genders, socioeconomic positions and abilities are given access to the connected world. We believe in inclusion for all. So we're building networks in the world's most remote communities, ensuring all generations have access to education, and re-imagining technology to make sure no one is left behind in the digital society: www.everyoneconnected.com.

We also believe that urgent and sustained action is required to address climate change and that business success should not come at a cost to the environment. Our focus on energy efficiency, renewable energy supply and network waste will help us to mitigate the growth of our business and our customers' increasing demand for data.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa. We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more. As at 30 June 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future. We are optimistic about how technology and connectivity can enhance the future and improve people's lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com

Vodafone Group Plc

24 September 2020

24 September 2020

VODAFONE ‘SMART’ PRODUCT RECALL SYSTEM ALLOWS MANUFACTURERS TO WARN CONSUMERS OF FAULTY GOODS

Vodafone’s R&D team have built a prototype product recall system that allows manufacturers to notify consumers of recalled faulty or potentially dangerous electrical goods, and shut them down remotely if needed, including tumble dryers, washing machines, fridges and freezers.

The system in development will help boost Vodafone’s leading position in providing secure and reliable connectivity to an increasing number of smart home appliances. Vodafone is already working with household and commercial appliance manufacturers on mobile controls and network technology. These give consumers peace of mind that they can control their devices remotely and will be notified when, for example, they leave their freezer door open.

Using Vodafone’s Global Internet of Things (IoT) technology – the world’s largest platform of its kind with more than 100 million connections – Vodafone’s engineers are now turning their attention to home safety. They have developed a prototype system which uses a miniature electronic device module - similar in size to a SIM card - installed within the appliance to provide a link over Vodafone’s network. This allows a manufacturer to notify consumers of a potential issue with their appliance and, if necessary, disable the appliance by using Vodafone’s network, reducing the risk of harm to the appliance, consumer or their home. In situations that pose no risk, companies can send a message via the Vodafone system to an LED on the product to notify consumers of the recall of their appliance.

With many large appliances recalled each year worldwide and serious faults frequently linked to fires, the Vodafone Safety Alert Message Indicator (SAMI) overcomes the issue of manufacturers not being able to contact the affected customers. This is particularly relevant if the appliance is not registered to a postal address or is re-sold. The manufacturer can also keep an audit trail of messages delivered successfully to their customers using this Vodafone service.

odafone Group Chief Technology Officer Johan Wibergh said: “Our technology is already allowing manufacturers to let consumers control home appliances when they are out and about. Now we have the potential to help manufacturers stay connected to their products in the field, enabling them to manage more effectively both servicing and safety recalls.

“The initial feedback from fire brigades for our system in development has been positive and we are now looking to work with manufacturers to make the IoT Safety Alert Message Indicator a reality. This is especially important at a time when the number of electronic appliances per household are predicted to increase and we spend more time at home.”

Vodafone’s engineers developed the IoT module with safety in mind. It works independently to the host product and uses only a small amount of direct current (DC) battery power to avoid the mains power supply. The Vodafone Safety Alert Message Indicator has received innovation awards from both the Institution of Engineering and Technology (IET) and Electrical Safety First (ESF) – a UK charity dedicated to reducing and preventing damage, injuries and death caused by electricity.

- ends – For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 2, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary